SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34381; 812-15250

The Optima Dynamic Alternatives Fund, *et al*;

September 24, 2021

<u>AGENCY</u>: Securities and Exchange Commission ("Commission").

<u>ACTION</u>: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for

an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act and for an order pursuant to section

17(d) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain registered closed end

investment companies to issue multiple classes of shares of beneficial interest with varying sales

loads and to impose asset-based distribution and/or service fees.

<u>Applicants</u>: The Optima Dynamic Alternatives Fund (the "Initial Fund"), and Optima Asset

Management LLC (the "Adviser").

<u>Filing Dates</u>: The application was filed on July 23, 2021 and amended on September 7, 2021.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing on any application by e-

mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a

copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or

personally or by mail, if a physical address is listed for the relevant applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on October 19, 2021, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of

the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: joshua.deringer@faegredrinker.com and geoffrey.lewis@optima.com

FOR FURTHER INFORMATION CONTACT: Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' application, dated September 7, 2021, which may be obtained via the Commission's website by searching for the file number, using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

       For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary